Exhibit 99.1

Five New Tokyo Smoke Licensee Retail Locations Advance in Ontario Public Process

SMITHS FALLS, ON, Nov. 28, 2019 /CNW/ - Tokyo Smoke, Canopy Growth Corporation's ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) award-winning retail subsidiary is proud to announce that after working closely with recently-announced Ontario retail licence winners, it has entered into agreements with five retailers who have progressed to key, public stages in the licensing process.

In particular, three locations have been posted to the AGCO website and the two others have received official confirmation and will post the required on-site notice today prior to locations being posted online. Locations include:

390 Lakeshore Dr. Unit 3, North Bay, ON
75 Pinebush Road Unit D0005, Cambridge, ON
570 Bloor St. West, Toronto, ON
1303 Queen St. East, Toronto, ON
1082 Memorial Avenue, Thunder Bay, ON

"As a company we are pleased to see this progress in the Ontario retail market," said Mark Zekulin, CEO, Canopy Growth. "Increasing our presence in Toronto and for the first time north of the GTA is an important step to continuing the growth of the Tokyo Smoke brand and providing Ontarians with easy access to the education and high quality cannabis retail experiences they seek."

These locations are owned and operated by independent business owners with the support of Canopy Growth's existing retail team to ensure a consistent high level of customer experience and product curation. Once all five retail stores are open, total Canopy retail banners across Canada will reach 32 with more planned throughout calendar year 2020.

Management believes that increased retail stores in Ontario is essential to the overall success of the cannabis sector, and to migrating cannabis sales from the illicit to regulated market. The Company applauds the recent progress in bringing new stores closer to market and encourages an open licence process to complement the existing licences granted and in process.

Here's to Future (Ontario Retail) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format brands and offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Vice President, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 28-NOV-19